UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 12, 2008



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departures of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Compensatory Arrangements.

On March 12, 2008, the Compensation Committee of the Board of Directors of Dollar Tree Stores, Inc. conducted its annual review of the base salaries and incentive compensation of the Company's executive officers.

Base Salaries: For fiscal 2008, the Committee established annual base salaries for certain of the Company's Named Executive Officers as shown in the following table.

Name	Position	Base Salary
Bob Sasser	President, Chief Executive Officer	$850,000
Gary M. Philbin	Chief Operations Officer	$500,000
Robert H. Rudman	Chief Merchandising Officer	$425,000
Kathleen E. Mallas	Vice President, Controller (Principal Financial Officer)	$175,000

Annual Incentive Bonus: The Committee authorized the payment of annual cash bonus awards to certain of the Company's Named Executive Officers for fiscal year 2007 which ended on February 2, 2008. The Committee also established the target bonus levels of 100% of salary for the CEO, 50% of salary for the Chief Operating Officer and Chief Merchandising Officer and 35% of salary for the Vice President, Controller, and established the potential bonus and performance goals for fiscal year 2008. Consistent with past practice, 85% of the potential award is based on the Company's earnings per share and 15% is based on the officer achieving personal performance goals. The following table sets forth the bonus payments for fiscal 2007 and bonus potential for fiscal 2008:

Name	Position	Bonus Potential Fiscal 2008	Bonus Payments Fiscal 2007
Bob Sasser	President, Chief Executive Officer	$850,000	$1,005,825
Gary M. Philbin	Chief Operating Officer	$250,000	$305,945
Robert H. Rudman	Chief Merchandising Officer	$212,500	$248,568
Kathleen E. Mallas	Vice President, Controller (Principal Financial Officer)	$61,250	$72,141

The Compensation Committee also approved a bonus payment for fiscal 2007 of $270,840 for the Chairman of the Board, Macon F. Brock, Jr.

The bonus potential for fiscal 2008 assumes that the Company achieves 100% of its earnings per share goal and the executive achieves 100% of the personal performance goals. Within certain limits, if the Company exceeds (or does not meet) its earnings per share goal, the executive's bonus can exceed (or fall below) the bonus potential set forth above.

Current Year Equity Awards: The Committee approved the grant, effective March 14, 2007, of 64,000 options and 28,500 restricted stock units to Bob Sasser; 19,000 options and 8,500 restricted stock units to Gary Philbin; 18,000 options and 8,000 restricted stock units to Bob Rudman; and 6,250 options and 2,575 restricted stock units to Kathleen Mallas.

Each of the above-referenced shares, was awarded under either the Company's 2004 Executive Officer Equity Plan or the 2003 Equity Incentive Plan, as applicable, both approved by the shareholders.

The Company has amended its officers' outstanding stock option awards to allow these options to be exercised for the original 10-year term following the officer's (i) retirement after age 59 ½ with seven years of service, (ii) death or (iii) disability.

Item 8.01 Other Events.

The Company has amended the Directors' outstanding stock option awards and the related plans to allow options granted under these plans to be exercised for the original 10-year term following the director's (i) retirement after age 59 ½ with seven years of service, (ii) death or (iii) disability.

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: March 18, 2008   By: /s/ Bob Sasser
                                                                        Bob Sasser
                                                                        President and Chief Executive Officer